LION INDUSTRIES CORPORATION BERHAD (415-D)

(Formerly known as Lion Land Berhad)

A Member of The Lion Group

04030304

6 May 2004

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

SUPPL

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Industries Corporation Berhad

We enclose herewith the following documents for filing pursuant to exemption No. 82-3342 granted to Lion Industries Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934:

a) Change in Boardroom/Chief Executive Officer dated 5 May 2004, Re: Appointment of Liew Jee Min @ Chong Jee Min as Director;

b) Change in Audit Committee dated 5 May 2004, Re: Appointment of Liew Jee Min @ Chong Jee Min as a member of the Audit Committee; and

c) Change in Audit Committee dated 5 May 2004, Re: Resignation of Tan Sri Dato' Musa bin Hitam as a member of the Audit Committee.

Please contact the undersigned if you have any query.

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD

WONG PHOOI LIN
Secretary

dlw 5/24

c.c. Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Form Version 2.0

Change in Boardroom/Chief Executive Officer

Ownership transfer to LION INDUSTRIES CORPORATION/EDMS/KLSE on 05-05-2004 05:26:23 PM
Reference No LI-040505-3C93C

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: LION INDUSTRIES CORPORATION BERHAD
*	Stock name	: LIONIND
*	Stock code	: 4235
*	Contact person	: WONG PHOOI LIN
*	Designation	: SECRETARY

*	Date of change	: **05-05-2004**
*	Type of change	: **Appointment**
		: ● **Boardroom** ( ) **Chief Executive Officer**
*	Designation	: **Director**
*	Directorate	: ( ) **Executive** ● **Independent & Non Executive** ( ) **Non Independent & Non Executive**
*	Name	: **Liew Jee Min @ Chong Jee Min**
*	Age	: **45**
*	Nationality	: **Malaysian**
*	Qualifications	: **LLB (Hons) University of Leeds, England** **Certificate of Legal Practice, Malaya**
*	Working experience and occupation	: **Admitted as an advocate and solicitor of the High Court of Malaya in 1986. Established the firm of J.M. Chong, Vincent Chee & Co. in December 1986. Has been practising since the date of admission and concentrating on banking, property and corporate matters.**
*	Directorship of public companies (if any)	: **Jaks Resources Bhd.**
*	Family relationship with any director and/or major shareholder of the listed issuer	: **Nil**
*	Details of any interest in the securities of the listed issuer or its subsidiaries	: **Nil**
*	Compliance with Paragraph 15.02 of the Listing Requirements	: ● **Yes** ( ) **No**
	Remarks	:

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary

5 MAY 200-

Form Version 2.0

Change in Audit Committee

Reference No LI-040505-66099

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	LION INDUSTRIES CORPORATION BERHAD
* Stock name	:	LIONIND
* Stock code	:	4235
* Contact person	:	WONG PHOOI LIN
* Designation	:	SECRETARY

* Date of change	:	05/05/2004
* Type of change	:	Appointment
* Designation	:	Member of Audit Committee
* Directorate	:	○ Executive ● Independent & Non Executive ○ Non Independent & Non Executive
* Name	:	Liew Jee Min @ Chong Jee Min
* Age	:	45
* Nationality	:	Malaysian
* Qualifications	:	LLB (Hons) University of Leeds, England Certificate of Legal Practice, Malaya
* Working experience and occupation	:	Admitted as an advocate and solicitor of the High Court of Malaya in 1986. Established the firm of J.M. Chong, Vincent Chee & Co. in December 1986. Has been practising since the date of admission and concentrating on banking, property and corporate matters.
* Directorship of public companies (if any)	:	Jaks Resources Bhd.
* Family relationship with any director and/or major shareholder of the listed issuer	:	Nil
* Details of any interest in the securities of the listed issuer or its subsidiaries	:	Nil
* Composition of Audit Committee (Name and Directorate of members after change)	:	1) Tan Sri Datuk Asmat bin Kamaludin (Chairman, Independent Non-Executive Director) 2) Heah Sieu Lay (Non-Independent Non-Executive Director) 3) Liew Jee Min @ Chong Jee Min (Independent Non-Executive Director)
* Compliance of the Audit Committee with Paragraph 15.10 (1) (c) of the Listing Requirements (after change)		● Yes ○ No
Remarks	:	

LION INDUSTRIES CORPORATION BERHAD (415-D)

Form Version 2.0

Change in Audit Committee

Ownership transfer to LION INDUSTRIES CORPORATION/EDMS/KLSE on 05/05/2004 06:40:45 PM

Reference No LI-040505-66545

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	LION INDUSTRIES CORPORATION BERHAD
* Stock name	:	LIONIND
* Stock code	:	4235
* Contact person	:	WONG PHOOI LIN
* Designation	:	SECRETARY

* Date of change	:	05/05/2004
* Type of change	:	Resignation
* Designation	:	Member of Audit Committee
* Directorate	:	○ Executive ● Independent & Non Executive ○ Non Independent & Non Executive
* Name	:	Tan Sri Dato' Musa bin Hitam
* Age	:	70
* Nationality	:	Malaysian
* Qualifications	:	Bachelor's Degree, University of Malaya Master's Degree, University of Sussex Honorary Doctorates from the University of Sussex and Universiti Sabah Malaysia Fellowship from the Malaysian Institute of Management and the Centre for International Affairs, Harvard University
* Working experience and occupation	:	He was a Senior Lecturer at the University of Malaya, Chairman of Federal Land Development Authority, Deputy Minister of Trade and Industry, Minister of Primary Industries and Minister of Education. Became Malaysia's Fifth Deputy Prime Minister and Minister of Home Affairs in 1981 and 1986 respectively. He was Malaysia's Special Envoy to the United Nations between 1990 and 1991. He was appointed the Prime Minister's Special Envoy to the Commonwealth Ministerial Action Group since 1995. He also led the Malaysian delegation to the United Nations Commission on Human Rights from 1993 to 1998 and was elected Chairman of the Commission in 1995. From 2000 to 2002, he has served as the Chairman of the Malaysian National Commission on Human Rights. He has held various positions within the United Malays National Organisation until 1987.
* Directorship of public companies (if any)	:	Kumpulan Guthrie Berhad
* Family relationship with any director and/or major shareholder of the listed issuer	:	Nil

LION INDUSTRIES CORPORATION BERHAD (415-D)

* Details of any interest in the securities of the listed issuer or its subsidiaries	:	**Nil**
* Composition of Audit Committee (Name and Directorate of members after change)	:	**1) Tan Sri Datuk Asmat bin Kamaludin (Chairman, Independent Non-Executive Director)** **2) Heah Sieu Lay (Non-Independent Non-Executive Director)** **3) Liew Jee Min @ Chong Jee Min (Independent Non-Executive Director)**
* Compliance of the Audit Committee with Paragraph 15.10 (1) (c) of the Listing Requirements (after change)		● **Yes** ○ **No**

Remarks :

Tan Sri Dato' Musa bin Hitam remains as the Chairman and an independent director of the Company.

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary

- 5 MAY 2004